U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

September 17, 2021

VIA EDGAR TRANSMISSION

Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Manager Directed Portfolios (the “Trust”)
Sphere 500 Fossil Free Fund (the “Fund”)
    Securities Act Registration No: 333-133691
    Investment Company Act Registration No: 811-21897

Dear Ms. White:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 111 to the Trust’s Registration Statement on Form N-1A filed July 21, 2021 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus:
Comment 1.Please provide the Fund’s index methodology and a list of the anticipated Index constituents for the Staff’s review. The list of Index constituents should show each constituent, its weight in the Index, and country and sector exposure.
Response:     The requested information was sent to the Staff under separate cover on September 16, 2021.
Comment 2.Clarify how the companies in the Index are weighted and disclose whether there is a market capitalization limit to Index constituents and their weightings.
Response:     The Trust has revised the disclosure as follows: “If a company meets one or more of the screening criteria listed above, that company is excluded from the Index. Remaining Reference Index constituents are then weighted by free float-adjusted market capitalization. A company’s free float-adjusted market capitalization is calculated by multiplying the number of shares readily available in the market by the price of such shares.”
In addition, the following disclosure has been added: “The aggregate weight of companies with an individual weight greater than 5% is capped at 25% of the Index, and any remaining companies are capped at 4.5% of the Index.”
The Trust supplementally states that there is no market capitalization limit to Index constituents, although the Fund expects to invest significantly in large- and mid-cap companies given that the Reference Index includes the 500 largest companies by market capitalization that trade on regulated U.S. stock exchanges. Accordingly, “Mid Capitalization Risk” has been added to Principal Investment Risks.

Comment 3.With respect to the Fund’s 80% test, please confirm whether this policy would also satisfy Rule 35d-1 with respect to the term “fossil free.”
Response:     The Trust has revised the disclosure as follows to satisfy Rule 35d-1:
“Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities that are issued by companies whose primary business does not include the production or processing of fossil fuels, as determined by As You Sow.”
Comment 4.In the “Additional Information About the Fund—Index/Trademark Licenses/Disclaimers” section, please disclose what type of organization Our Sphere.org is. In addition, please supplementally discuss in your response letter the diligence the Adviser conducted on the Index Provider, including the Index Provider’s resources, compliance policies and procedures, and whether the Index results in a portfolio that is consistent with the “fossil free” reference in the Fund’s name.
Response:     The Trust has added the following disclosure:
“Our Sphere, Inc. (doing business as Sphere) is a registered Delaware Public Benefit Corporation whose mission is to help investors get 401(k) money out of fossil fuel companies and enable companies to offer plan participants with fossil-free options in 401(k) plans.”
The Trust supplementally states that, based on information provided by the Adviser, the Adviser has conducted a business and financial due diligence review of Sphere, including a review of Sphere’s financial statements and Articles of Incorporation. In addition, the Adviser conducted a reference check on the founder of Sphere and met with an anchor investor in Sphere. The Adviser has also worked extensively with BITA GmbH, the Index calculation agent, to back test and confirm that Index results in a portfolio that is consistent with the fossil free reference in the Fund’s name.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at alyssa.bernard@usbank.com.

Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services
as Administrator of the Trust

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